June 27, 2025

Uzi Sofer
President
Alpha Tau Medical Ltd.
Kiryat HaMada St. 5
Jerusalem, Israel 9777605

       Re: Alpha Tau Medical Ltd.
           Registration Statement on Form F-3
           Filed June 23, 2025
           File No. 333-288240
Dear Uzi Sofer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Nathan Ajiashvili, Esq.